AS SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION
                           FOR FILING ON JUNE 9, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      AMERICAN DIGITAL COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (Title of Class of Securities)

                                   025369-10-9
                                 (CUSIP Number)


                                John G. Simmonds
                             Simmons Capital Limited
                                580 Granite Court
                            Pickering, Ontario CANADA
                                     L1W 3Z4

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                JANUARY 28, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

CUSIP NO. 025369-10-9
--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Simmons Capital Limited
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_| (b)|_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* WC/OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada

--------------------------------------------------------------------------------
                                                7      SOLE VOTING POWER
                                                       8,686,263 (see Item 5)
                 NUMBER OF                      --------------------------------
                  SHARES                        8       SHARED VOTING POWER
               BENEFICIALLY                             N/A
                 OWNED BY                       --------------------------------
                   EACH                         9       SOLE DISPOSITIVE POWER
                 REPORTING                              8,686,263
                  PERSON                        --------------------------------
                   WITH                         10      SHARED DISPOSITIVE POWER
                                                        N/A
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,686,263 (see Item 5)

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (see item 5)

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

The Schedule 13D filed on November 8, 1996 (the "Schedule 13D") by Simmonds Capital Limited ("SCL") is hereby amended as follows:

I. Item 2 of the Schedule 13D ("Identity and Background") is amended by deleting "Robert Donaldson", "Charles Gawlicki", "Mark Longden" and "Michael Smith" (and all corresponding information) in the table set forth in the second paragraph of such item and inserting in lieu thereof the following:


                                                                                        PRINCIPAL
[NAME                      TITLE                     BUSINESS ADDRESS                   OCCUPATION]
-----                      -----                     ----------------                   -----------

Gary Hokkanen              Chief Financial           5255 Yonge Street                  Vice President,
                           Officer                   Suite 1050                         Finance, SCL
                                                     Willowdale Ontario
                                                     Canada  M2N 6P4

In addition, Item 2(f) is amended and restated as follows:

All of the executive officers and directors of SCL are citizens of Canada.

II. Item 3 of the Schedule 13D ("Source and Amount of Funds or Other Consideration") is amended and restated as follows:

On December 29, 1995, Midland International Corp., a wholly owned subsidiary of SCL, acquired 4,230,906 common shares of ADC paid as consideration for the grant to ADC of certain exclusive license rights and the sale of assets.

On  November  8,  1996,  SCL  acquired   3,000,000   common  shares  of  ADC  as
consideration for an exclusive distribution license granted to ADC.

During the period December 23, 1996 through February 12, 1997 inclusive, SCL purchased with funds from working capital 165,000 common shares of ADC in the market for a total purchase price of $38,790.00.

On August 25, 1997, Midland International Corp. transferred 200,000 common shares of ADC in a private transaction to a former employee as settlement of an employment severance dispute.

On August 31, 1997, SCL granted to Mr. Brian Faughnan, a former employee, an option until August 31, 1999 to purchase 100,000 common shares of ADC for $0.25 per share.

On January 12, 1998, SCL granted, as a management incentive to certain employees (see Item 5(a) above), options to purchase 1,350,000 common shares of ADC for $0.01 per share and 1,350,000 common shares of ADC for $0.25 per share (the "Employee Options"). The options to purchase common shares of ADC at the price of $ 0.01 per share become vested at any time after the common shares of ADC have traded at or above a minimum bid price of $0.25 per share for a period of 45 consecutive trading days. The options to purchase common shares of ADC at the price of $ 0.24 per share become vested at any time after the common shares of ADC have traded at or above a minimum bid price of $0.75 per share for a period of 45 consecutive trading days. These Employee Options expire on December 31, 2000.

On January 28, 1998, SCL completed the sale to ADC of certain intellectual property and other assets (the "SCL Sale"). As consideration for these assets, SCL received 1,000,000 shares of convertible preferred stock of ADC, which are convertible at the option of the holder into 1,000,000 shares of common stock of ADC, and a warrant exercisable until January 31, 2001 to purchase 500,000 common shares of ADC at a purchase price of $2.00 per share.

On February 9, 1998, SCL sold 40,000 common shares of ADC at a price of $0.23 per share in the market for cash.

On February 11, 1998, SCL sold 125,000 common shares of ADC at a price of $0.217 per share in the market for cash.

On March 16, 1998, SCL subscribed for 164,262 common shares of ADC issued from treasury and purchased for cash from the company at a price of $0.21 per share.

On April 17, 1998, (i) Mr. John Simmonds, a director and executive officer of SCL, (ii) Ms. Deborah Simmonds, Mr. Simmonds' wife, and (iii) Mr. Harry Dunstan, a director an executive officer of SCL, purchased 1.5, 1.5 and 3.5 units, respectively, in ADC. Each unit consists of 5,000 shares of common stock in ADC, one warrant to purchase 5,000 shares of common stock in ADC and debt securities in the principal amount of $5,000. The three individuals paid cash for such investment.

On May 1, 1998, SCL transferred 73,905 shares of common stock of ADC to an independent consultant as partial settlement for amounts due for services rendered.

III. Item 4 of the Schedule 13D ("Purpose of the Transaction") is amended and restated as follows:

SCL has acquired shares in ADC, both directly and through Midland International Corp., for investment purposes. Pursuant to the SCL Sale, ADC agreed, upon the satisfaction of certain conditions, to pay SCL the lower of 10% of the earnings before interest, taxes, depreciation and amortization or $1,500,000.

IV. Item 5 of the Schedule 13D ("Interest in Securities of the Issuer") is amended and restated as follows:

(a)  SCL  owns  an  aggregate  of  7,153,763  shares  of  common  stock  of ADC, representing 29.6% of the aggregate shares of common stock of ADC outstanding./1/ In addition, (1) SCL owns (i) 1,000,000 shares of preferred stock of ADC, which are convertible into an aggregate of 1,000,000 shares of common stock of ADC, and (ii) warrants to purchase 500,000 shares of common stock of ADC at an exercise price of $2.00 per share, and (2) certain directors and executive officers (and a member of their immediate family) own in the aggregate warrants to acquire 32,500 shares of common stock of ADC; assuming the conversion of such preferred stock and the exercise of such warrants, SCL owns 33.9% of the outstanding common stock of ADC./2/ SCL has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, all of such securities, subject to the next paragraph.

Certain executive officers and directors of SCL have the right to acquire certain of the shares owned by SCL, as follows:

                                                                                Sole/Shared Voting
                                                                                POWER/POWER TO
PERSON                       NUMBER OF SHARES                                   DISPOSE
------                       ----------------                                   -------

John Simmonds         option to acquire 300,000  shares for $0.01 per share     sole
                      option to acquire 300,000  shares for $0.25 per share

Harry Dunstan         option to acquire 200,000  shares for $0.01 per share     sole
                      option to acquire 200,000  shares for $0.25 per share

David O'Kell          option to acquire 150,000  shares for $0.01 per share     sole
                      option to acquire 150,000  shares for $0.25 per share

Gary Hokkanen         option to acquire 100,000  shares for $0.01 per share     sole
                      option to acquire 100,000  shares for $0.25 per share




--------
/1/ Includes an aggregate of 32,500 shares of common stock owned by certain executive officers and directors of SCL (and a member of their immediate family). Percentages are based upon an aggregate of 24,112,669 shares outstanding, representing: (1) 23,448,407 shares of Common Stock reported outstanding as of November 30, 1997 in ADC's Quarterly Report on Form 10-QSB for the quarter ended November 30, 1997; (2) an additional 164,262 shares of Common Stock issued to SCL on March 16, 1998; and (3) an additional 500,000 shares of Common Stock, issued on April 17, 1998, as reported in ADC's Report on Form 8-K dated May 7, 1998.

/2/ Percentages are based upon an aggregate of 25,612,669 shares outstanding, representing: (1) 23,448,407 shares of Common Stock reported outstanding as of November 30, 1997 in ADC's Quarterly Report on Form 10-QSB for the quarter ended November 30, 1997; (2) an additional 164,262 shares of Common Stock issued to SCL on March 16, 1998; (3) the assumed exercise of 1,000,000 shares of Convertible Preferred Stock, convertible into 1,000,000 shares of Common Stock, and warrants to purchase an aggregate of 500,000 shares of Common Stock, each issued on January 28, 1998, and (4) an additional 500,000 shares of Common Stock, issued on April 17, 1998, as reported in ADC's Report on Form 8-K dated May 7, 1998.

(b) On December 29, 1995, Midland International Corp., a wholly owned subsidiary of SCL, acquired 4,230,906 common shares of ADC paid as consideration for the grant to ADC of certain exclusive license rights and the sale of assets.

On  November  8,  1996,  SCL  acquired   3,000,000   common  shares  of  ADC  as
consideration for an exclusive distribution license granted to ADC.

During the period December 23, 1996 through February 12, 1997 inclusive, SCL purchased with funds from working capital 165,000 common shares of ADC in the market for a total purchase price of $38,790.00.

On August 25, 1997, Midland International Corp. transferred 200,000 common shares of ADC in a private transaction to a former employee as settlement of an employment severance dispute.

On August 31, 1997, SCL granted to Mr. Brian Faughnan, a former employee, an option until August 31, 1999 to purchase 100,000 common shares of ADC for $0.25 per share.

On January 12, 1998, SCL granted, as a management incentive to certain employees (see Item 5(a) above), options to purchase 1,350,000 common shares of ADC for $0.01 per share and 1,350,000 common shares of ADC for $0.25 per share (the "Employee Options"). The options to purchase common shares of ADC at the price of $ 0.01 per share become vested at any time after the common shares of ADC have traded at or above a minimum bid price of $0.25 per share for a period of 45 consecutive trading days. The options to purchase common shares of ADC at the price of $ 0.24 per share become vested at any time after the common shares of ADC have traded at or above a minimum bid price of $0.75 per share for a period of 45 consecutive trading days. These Employee Options expire on December 31, 2000.

On January 28, 1998, SCL consummated the SCL Sale and received securities as described in Item 3 above.

On February 9, 1998, SCL sold 40,000 common shares of ADC at a price of $0.23 per share in the market for cash.

On February 11, 1998, SCL sold 125,000 common shares of ADC at a price of $0.217 per share in the market for cash.

On March 16, 1998, SCL subscribed for 164,262 common shares of ADC issued from treasury and purchased for cash from the company at a price of $0.21 per share.

On April 17, 1998, (i) Mr. John Simmonds, a director and executive officer of SCL, (ii) Ms. Deborah Simmonds, Mr. Simmonds' wife, and (iii) Mr. Harry Dunstan, a director an executive officer of SCL, purchased 1.5, 1.5 and 3.5 units, respectively, in ADC. Each unit consists of 5,000 shares of common stock in ADC, one warrant to purchase 5,000 shares of common stock in ADC and debt securities in the principal amount of $5,000. The three individuals paid cash for such investment.

On May 1, 1998, SCL transferred 73,905 shares of common stock of ADC to an independent consultant as partial settlement for amounts due for services rendered.

V. Item 6 ("Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer") is amended by added the following at the end of the first paragraph:

Options to acquire securities of the Issuer have been granted by SCL, as described in Items 5(a) and 5(c) above.

VI. Item 7 ("Material to be Filed as Exhibits") is amended by adding the following exhibits:

(a) Agreement between SCL and ADC, dated January 15, 1998. Incorporated by reference to Exhibit 2 through 2.6 to ADC's Report on Form 8-K, dated May 7, 1998.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


June 8, 1998


SIMMONDS CAPITAL LIMITED
By: /s/ David C. O'Kell
    -------------------
    David C. O'Kell, Executive Vice President and Secretary